

September 14, 2010

Via U.S. Mail and Fax (916) 677-1060

Tyler Vorhies
President
BCS Solutions, Inc.
1200 Laysan Teal Drive
Roseville, California 95747

>   **Re: BCS Solutions, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed September 1, 2010**
>   **File No. 333-167386**

Dear Mr. Vorhies:

    We have reviewed your response letter and amendment number three to your registration statement filed September 1, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update the financial statements and related financial information in accordance with the requirements set forth in Rule 8-08 of Regulation S-X.

2. We note your response to comment one of our letter dated August 25, 2010 and your indication that you are not a blank check company. In an appropriate place in your registration statement, please state as much and provide your reason(s) why. Please also state, if true, that neither you, nor any of your shareholders, have any plans to be acquired or to merge with another company nor do you, nor any of your shareholders, have plans to enter into a change of control or similar transaction.

Registration Statement Cover Page

3. Please tie footnote 3 on your cover page to an appropriate portion of your fee table, such as the "Amount to be Registered" column heading.

Summary of Our Offering, page 3

4. Please revise the last paragraph of your Summary of Our Offering discussion to:

   • Clarify that the range of potential proceeds from the offering is from a loss of $5,000 to a gain of $25,000,
   • Clarify that you must sell all of the shares in the offering in order to have sufficient proceeds to complete the business plan and prototype of pre-authorized checking, and
   • Even once you have completed the business plan and prototype, you will need additional resources in order to begin generating revenues.

   Please also ensure that your disclosure is consistent throughout your prospectus as to how you intend to use the proceeds of this offering. You indicate on page 14 that if less than the maximum proceeds are raised, you will first use any proceeds received for "essential business operations such as SEC filings," however, it is unclear how you intend to allocate any amount towards such costs considering your disclosure that completion of your business plan and prototype are expected to utilize all of your maximum net proceeds of $25,000.

Business, page 17

Products, page 17

5. Please expand the last paragraph of the Products section on page 18 to briefly disclose, as you do on page 20, your plans to hire Scott Spriggs to create your prototype.

Plan of Operation, page 20

6. Please expand your discussion on page 20 to disclose the status of your plans to hire Mr. Spriggs. For example, disclose whether you have entered into a contractual arrangement with Mr. Spriggs, and if so, please briefly outline the terms of that agreement and file a copy as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

7. Please revise the first full paragraph on page 21 to clarify when you plan to hire employees versus contractors.

Liquidity and Capital Resources, page 21

8. Please revise to clarify why you will require $25,000 in resources to identify "additional resources necessary to implement your plan." If you have not determined all of the steps

necessary to execute your business plan for purposes of generating revenues, please state this. Otherwise it is unclear how these resources will be utilized.

9. The second sentence of the last paragraph on page 21 begins "[w]e anticipate the work will require…." Please revise to clarify to which "work" you are referring. In this regard, we note that the items you identify in this sentence appear to require a total of $120,000, which is inconsistent with the capital amount you refer to needing in the preceding sentence.

Please contact Robyn Manuel, Staff Accountant, at (202) 551-3823 with questions regarding the financial statements or related matters. You may contact Chris Chase, Staff Attorney, at (202) 551-3485 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director